SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 29, 2004

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

225 North Shore Drive
Pittsburgh, Pennsylvania 15212

(Name of issuer of the securities held pursuant to the
Plan and the address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee

Equitable Resources, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan as of December 29, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 29, 2004 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Pittsburgh, Pennsylvania

June 1, 2005

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 29
	2004	2003

Investments, at fair value:
Mutual funds	$47,247,053	$40,965,738
Common/collective trusts	10,919,146	10,141,653
Employer Stock Funds	21,345,722	14,362,451
Participant loans	580,862	505,327
Net assets available for benefits	$80,092,783	$65,975,169

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 29
	2004	2003

Additions:
Investment income:
Interest and dividends	$1,548,488	$1,244,171
Interest on participant loans	31,201	30,750
Total investment income	1,579,689	1,274,921

Net appreciation in fair value of investments	9,850,048	10,334,950
Contributions:
Employer	4,535,328	2,851,694
Employee	4,976,892	4,606,581
Total contributions	9,512,220	7,458,275
Total additions	20,941,957	19,068,146

Deductions:
Withdrawals by participants	6,856,671	5,419,608
Total deductions	6,856,671	5,419,608

Transfers to (from) affiliated plan	27,075	(254,920)
Other	5,253	(3,117)
Net increase in net assets available for benefits	14,117,614	13,390,501

Net assets available for benefits:
At beginning of year	65,975,169	52,584,668
At end of year	$80,092,783	$65,975,169

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 29, 2004

1.                                       Description of Plan

The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies) (unless the represented employee’s collective bargaining agreement specifically provides for participation).

All regular, full-time, part-time, non-union employees of the Companies are eligible to participate in the Plan on his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions.

Prior to January 1, 1999, the Company matched 50% of the first 6% of participants’ contract contributions. Effective January 1, 1999, the Company will match a percentage of the first 6% of the participants’ contract contributions based on years of service for participants in the NORESCO and Equitable Services divisions as follows:

Years of Service	Matching Contribution Percentage

Less than one year	50%
More than one year and less than three years	75%
More than three years	100%

All other participants will receive a match of 50% of the first 6% of their contract contributions.

Equitable Production Company, Equitable Utilities and Equitable Headquarters participants receive a performance contribution, which is determined on an annual basis at the discretion of the Company. During 2004 and 2003, the amount of the performance contribution was 6% of eligible compensation.

In addition, effective January 1, 1999, the matching contribution shall be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant’s contract investment election(s). The Employer Stock Fund consists of the Equitable Resources Stock Fund and effective May 1, 2002, the Equitable Resources Stock Fund- ESOP account (ESOP). The ESOP feature operates as an account within the Plan that will hold shares invested in the Equitable Resources Stock Fund. All participant and Company contributions made before May 1, 2002 that were invested in the Equitable Resources Stock Fund were allocated to the ESOP portion of the plan. After May 1, 2002, new contributions invested in the Equitable Resources Stock Fund will transfer to the ESOP on a quarterly basis. Participants can elect to receive dividends from the ESOP in cash or to be paid to their account and reinvested in the Equitable Resources Stock Fund.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Vesting

Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

If employment is terminated by the Companies for any reason other than retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions.

Matching contributions vest in accordance with the following schedule:

Years of Continuous Service	Vested Interest

One year	33%
Two years	66%
Three years	100%

Amounts forfeited by participants upon termination are used to reduce the amount of the Company’s future employer contributions to the Plan. In 2004 and 2003, forfeitures of approximately $76,685 and $226,899, respectively, were used to offset contributions.

Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

Withdrawals by Participants

Payments to participants can be made as follows:  a lump-sum distribution, a direct rollover, if applicable, or, in the case of a distribution on account of retirement or total and permanent disability, equal periodic payments over the lesser of:  a) the life expectancy of the participant and beneficiary or b) twenty (20) years.

Loans to Participants

A participant may borrow money from the Plan in amounts up to the lesser of $50,000 or 50% of the vested balance of a participant’s account.

Administrative Expenses

The plan pays administrative expenses associated with the Plan.

2.                                       Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

Short-term investments are valued at cost, which approximates market. The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. There were 352,065 and 332,080 shares of Company common stock as of December 29, 2004 and 2003, respectively. The contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                                       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4.                                       Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	December 29
	2004	2003
Investments at fair value as determined by quoted market prices:
Registered investment companies	$3,846,424	$7,364,427
Common/collective trusts	124,169	201,414
Company stock	5,879,455	2,769,109
	$9,850,048	$10,334,950

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 29
	2004	2003

Employer Stock Funds*	21,345,722	$14,362,451
Putnam Voyager Fund	11,297,193	11,044,154
Putnam Stable Value Fund	9,365,635	8,860,969
The Putnam Fund for Growth and Income	8,005,667	7,159,683
Putnam International Equity Fund	4,725,753	4,537,098
The George Putnam Fund of Boston	4,706,556	3,936,593

*Nonparticipant-directed

Information about the net asset and significant components of the changes in net assets related to the nonparticipant-directed investments as of and for the years ended December 29, 2004 and 2003 is as follows:

	Year ended December 29
	2004	2003
Net asset:
Employer Stock Funds	$21,345,722	$14,362,451

Changes in net assets:
Dividend income	$481,097	$317,714
Net appreciation in fair value of investments	5,879,455	2,769,109
Employer contributions	1,408,652	1,018,258
Employee contributions	453,253	382,160
Withdrawals by participants	(1,281,058)	(949,317)
Transfers to funds	117,901	(598,127)
Other	(76,029)	(18,858)
	$6,983,271	$2,920,939

5.                                       Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.                                       Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.                                       Subsequent Events

In January 2005, the Plan transferred existing account balances to Fidelity Management Trust Company, under the terms of a custodial agreement executed with the Company.  As a result of the transfer to Fidelity, certain investment options are no longer available to participants and certain other investment options have been added.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

Plan 202     EIN:  25-0464690

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)

December 29, 2004

	Identity of Issue	Description of Investment	Cost	Current Value

*	Putnam Bond Index Fund	Common/collective trust	(a)	$407,788
	Alger Mid Cap Retirement Fund	Mutual fund	(a)	1,925,245
	Equitable Life Insurance	Mutual fund	(a)	996,628
	Lord Abbett Mid Cap Value Fund	Mutual fund	(a)	1,713,652
	Pimco Total Return Administrative Fund	Mutual fund	(a)	924,898
	Pimco High Yield Fund	Mutual fund	(a)	2,355,976
	Oppenheimer Developing Markets	Mutual fund	(a)	82,271
	MSIF Small Company Growth Fund	Mutual fund	(a)	670,154
	Victory Diversified Stock Fund	Mutual fund	(a)	1,048,297
	Neuberger Berman Genesis Trust	Mutual fund	(a)	3,295,260
	Pending Account	Noninterest-bearing cash	(a)	4,120
*	The George Putnam Fund of Boston	Mutual fund	(a)	4,706,556
*	The Putnam Fund for Growth and Income	Mutual fund	(a)	8,005,667
*	Putnam Investors Fund	Mutual fund	(a)	58,636
*	Putnam Global Equity Fund	Mutual fund	(a)	130,768
*	Putnam Voyager Fund	Mutual fund	(a)	11,297,193
*	Putnam OTC and Emerging Growth Fund	Mutual fund	(a)	93,501
*	Putnam Asset Allocation-Growth Portfolio	Mutual fund	(a)	2,834,091
*	Putnam Asset Allocation-Balanced Portfolio	Mutual fund	(a)	1,417,735
*	Putnam Asset Allocation-Conservative Portfolio	Mutual fund	(a)	568,693
*	Putnam S&P 500 Index Fund	Common/collective trust	(a)	1,145,724
*	Putnam International Capital Opportunities	Mutual fund	(a)	391,958
*	Putnam International Equity Fund	Mutual fund	(a)	4,725,753
*	Loan Fund	Participant loans-5% to 10.50%**	—	580,862
*	EQT Common Stock Non-ESOP	Equitable securities-common stock	$307,774	314,588
*	EQT Common Stock ESOP	Equitable securities-common stock	$10,708,729	21,031,134
*	Putnam Stable Value Fund	Common/collective trust	(a)	9,365,635
				$80,092,783

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party-in-interest to the Plan.

** Maturities extend through year 2029.

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

Plan 202     EIN:  25-0464690

Schedule H, Line 4j–Schedule of Reportable Transactions

Year ended December 29, 2004

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category (iii)–series of transactions in excess of 5% of plan assets

Equitable Resources, Inc.	Employer Stock Fund – Non-ESOP	$1,929,304	$—	$1,929,304	$1,929,304	$—
Equitable Resources, Inc.	Employer Stock Fund – Non-ESOP	—	1,851,072	1,764,498	1,851,072	86,574
Equitable Resources, Inc.	Employer Stock Fund-ESOP	4,027,471	—	4,027,471	4,027,471	—
Equitable Resources, Inc.	Employer Stock Fund-ESOP	—	3,001,888	2,098,925	3,001,888	902,963

There were no category (i), (ii) or (iv) reportable transactions during 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Administrator

June 27, 2005

EXHIBIT INDEX

Exhibit No.	Description

23

Consent of Independent Registered Public Accounting Firm